UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K


(X)   ANNUAL REPORT  PURSUANT TO SECTION 15(D) OF THE SECURITIES  EXCHANGE ACT
      OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998


                                      OR


( ) TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE TRANSITION PERIOD FROM __________ TO _______________


                         COMMISSION FILE NUMBER 1-14472


              CORNELL CORRECTIONS, INC. 401(K) PROFIT SHARING PLAN


                            CORNELL CORRECTIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                      76-0433642
  (STATE OR OTHER JURISDICTION                        (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)                   IDENTIFICATION NO.)

1700 WEST LOOP SOUTH, SUITE 1500, HOUSTON, TEXAS            77027
    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)             (ZIP CODE)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:    (713) 623-0790

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Plan Committee of
the Cornell Corrections, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Cornell Corrections, Inc. 401(k) Profit Sharing Plan (the Plan) at December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1998, loans or fixed income obligations at December 31, 1998, reportable transactions for the year ended December 31, 1998 and non-exempt transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP



Houston, Texas
June 4, 1999

                            CORNELL CORRECTIONS, INC.

                           401(K) PROFIT SHARING PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1997

                                               AETNA                AETNA     AETNA   FIDELITY
                                               SERIES    AETNA     SERIES    SERIES   ADVISORS    CORNELL
                                       AETNA   MONEY     SERIES   BALANCED GROWTH AND  EQUITY  CORRECTIONS, INC.
                                       FIXED   MARKET   THE BOND   GROWTH    INCOME    GROWTH      COMMON         LOAN
                                      ACCOUNT   FUND      FUND      FUND      FUND      FUND       STOCK         ACCOUNT    TOTAL
                                     -------- --------  --------  -------- ---------- -------- ----------------- -------- ----------
ASSETS:

Investments (at fair value):
   Pooled Separate Accounts .......  $620,094 $304,188  $386,835  $292,484 $1,203,876 $396,602 $            --   $   --   $3,204,079
   Cornell Corrections, Inc.
     Common Stock..................      --       --        --        --         --       --             290,353     --      290,353
   Cash ...........................      --       --        --        --         --       --              24,561     --       24,561
   Participant Loans ..............      --       --        --        --         --       --                --    230,715    230,715
                                     -------- --------  --------  -------- ---------- -------- ----------------- -------- ----------
      Total Investments ...........   620,094  304,188   386,835   292,484  1,203,876  396,602           314,914  230,715  3,749,708

Receivables:
   Employer Contributions .........     4,713    1,760     2,009     4,589     11,369   11,283             5,263     --       40,986
   Employee Contributions .........    11,193    4,295     4,721    10,666     27,437   27,385            12,850     --       98,547
                                     -------- --------  --------  -------- ---------- -------- ----------------- -------- ----------
      Total Receivables ...........    15,906    6,055     6,730    15,255     38,806   38,668            18,113     --      139,533

NET ASSETS AVAILABLE FOR BENEFITS..  $636,000 $310,243  $393,565  $307,739 $1,242,682 $435,270 $         333,027 $230,715 $3,889,241
                                     ======== ========  ========  ======== ========== ======== ================= ======== ==========

    The accompanying notes are an integral part of this financial statement.

                            CORNELL CORRECTIONS, INC.

                           401(K) PROFIT SHARING PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1998

                                                   FRANKLIN
                                                 BALANCE SHEET        JANUS           PUTNAM           MUNDER            AIM
                                                  INVESTMENT        WORLDWIDE        INVESTORS         INDEX           BALANCED
                                                     FUND             FUND            FUND A         500 FUND K         FUND A
   ASSETS:                                      ---------------   --------------   --------------   -------------    -------------
   Investments (at fair value):
      Mutual Funds .........................       $  519,947       $  571,111       $1,392,057       $  851,627       $  578,109
      Cornell Corrections, Inc. ............
         Common Stock ......................             --               --               --               --               --
      Participant Loans ....................             --               --               --               --               --
                                                   ----------       ----------       ----------       ----------       ----------
         Total Investments .................          519,947          571,111        1,392,057          851,627          578,109

   Receivables:
      Employer Contributions ...............            8,058            7,263           13,782           10,638            7,066
      Employee Contributions ...............           19,599           17,569           35,125           25,755           17,373
      Accrued Income .......................            4,863             --               --              7,253            4,217
                                                   ----------       ----------       ----------       ----------       ----------
         Total Receivables .................           32,520           24,832           48,907           43,646           28,656

   LIABILITIES:
      Other ................................             --               --               --               --               --

   NET ASSETS AVAILABLE FOR
      BENEFITS .............................       $  552,467       $  595,943       $1,440,964       $  895,273       $  606,765
                                                   ==========       ==========       ==========       ==========       ==========
                                                              MUNDER U.S.    CORNELL
                                                               TREASURY    CORRECTIONS,
                                                 MUNDER U.S.    MONEY          INC.
                                                 GOVERNMENT     MARKET        COMMON     LOAN
                                                INCOME FUND K   FUND K        STOCK     ACCOUNT     TOTAL
                                                ------------- -----------  ------------ -------- -----------
ASSETS:

Investments (at fair value):
   Mutual Funds ............................... $     173,836 $   606,714  $       --   $   --   $ 4,693,401
   Cornell Corrections, Inc. ..................
      Common Stock ............................          --          --         976,923     --       976,923
   Participant Loans ..........................          --          --            --    272,196     272,196
                                                ------------- -----------  ------------ -------- -----------
      Total Investments .......................       173,836     606,714       976,923  272,196   5,942,520

Receivables:
   Employer Contributions .....................         1,902       3,846         9,525     --        62,080
   Employee Contributions .....................         4,373       8,821        24,609     --       153,224
   Accrued Income .............................         1,426       2,084          --       --        19,843
                                                ------------- -----------  ------------ -------- -----------
      Total Receivables .......................         7,701      14,751        34,134     --       235,147

LIABILITIES:
   Other ......................................          --       (33,182)         --       --       (33,182)

NET ASSETS AVAILABLE FOR
   BENEFITS.................................... $     181,537 $   588,283  $  1,011,057 $272,196 $ 6,144,485
                                                ============= ===========  ============ ======== ===========

    The accompanying notes are an integral part of this financial statement.

                            CORNELL CORRECTIONS, INC.

                           401(K) PROFIT SHARING PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                          AETNA
                                                        AETNA                 AETNA       SERIES      FIDELITY
                                                        SERIES     AETNA      SERIES      GROWTH      ADVISORS    FRANKLIN
                                              AETNA     MONEY      SERIES    BALANCED      AND         EQUITY   BALANCE SHEET
                                              FIXED     MARKET    THE BOND    GROWTH      INCOME       GROWTH    INVESTMENT
                                             ACCOUNT    FUND        FUND       FUND        FUND         FUND        FUND
                                            ---------  ---------  ---------  ---------  -----------  ---------  -------------
ADDITIONS:
   Net Investment Income (Loss) from
      Pooled Separate Accounts/Mutual Funds $    --    $   5,038  $   9,836  $  23,768  $   111,130  $  45,079  $     (65,751)
   Net Appreciation of Common Stock .......      --         --         --         --           --         --             --
   Interest ...............................     1,842        621        216        300        3,951        595          1,663
   Dividends ..............................    14,252       --         --         --           --         --           29,260
   Employee Contributions .................    53,155     15,756     20,049     43,099      133,082    102,018        139,281
   Employer Contributions .................    49,355     14,484     15,542     33,118      104,245     70,216         56,177
   Employee Rollover Contributions ........       434       --         --        1,039        2,077       --            9,240
                                            ---------  ---------  ---------  ---------  -----------  ---------  -------------
      Total Additions .....................   119,038     35,899     45,643    101,324      354,485    217,908        169,870

DEDUCTIONS:
   Employee benefit payments,
      withdrawals and other ...............   (62,842)   (73,615)  (214,540)   (13,781)     (69,535)   (18,626)       (12,395)
   Plan expenses ..........................      (339)   (18,308)       (94)      (275)        (731)      (343)          --
                                            ---------  ---------  ---------  ---------  -----------  ---------  -------------
      Total Deductions ....................   (63,181)   (91,923)  (214,634)   (14,056)     (70,266)   (18,969)       (12,395)

INTERFUND TRANSFERS, NET ..................  (691,857)  (254,219)  (224,574)  (395,007)  (1,526,901)  (634,209)       394,992
                                            ---------  ---------  ---------  ---------  -----------  ---------  -------------

INCREASE (DECREASE) IN NET
   ASSETS AVAILABLE FOR BENEFITS ..........  (636,000)  (310,243)  (393,565)  (307,739)  (1,242,682)  (435,270)       552,467

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR ............   636,000    310,243    393,565    307,739    1,242,682    435,270           --
                                            ---------  ---------  ---------  ---------  -----------  ---------  -------------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR .................. $    --    $    --    $    --    $    --    $      --    $    --    $     552,467
                                            =========  =========  =========  =========  ===========  =========  =============
                                                                                                        MUNDER U.S.
                                                                                           MUNDER U.S.   TREASURY
                                              JANUS      PUTNAM       MUNDER      AIM      GOVERNMENT     MONEY
                                            WORLDWIDE   INVESTORS     INDEX     BALANCED     INCOME       MARKET
                                              FUND       FUND A     500 FUND K   FUND A      FUND K       FUND K
                                            ---------  -----------  ----------  ---------  -----------  -----------
ADDITIONS:
   Net Investment Income (Loss) from
      Pooled Separate Accounts/Mutual Funds $  20,834  $   150,596  $   79,674  $  24,869  $       245  $      --
   Net Appreciation of Common Stock .......      --           --          --         --           --           --
   Interest ...............................     1,206        3,641       1,971      1,647          416        1,316
   Dividends ..............................     2,928       36,440      20,642     14,452        6,595       16,206
   Employee Contributions .................   128,253      252,590     182,729    128,918       32,953       78,674
   Employer Contributions .................    51,136       96,512      73,544     50,369       13,734       33,732
   Employee Rollover Contributions ........    11,517       29,562      24,765     19,860          837       12,831
                                            ---------  -----------  ----------  ---------  -----------  -----------
      Total Additions .....................   215,874      569,341     383,325    240,115       54,780      142,759

DEDUCTIONS:
   Employee benefit payments,
      withdrawals and other ...............   (10,825)     (21,139)    (45,050)    (7,738)      (3,241)     (46,241)
   Plan expenses ..........................      --           --          --         --           --        (47,327)
                                            ---------  -----------  ----------  ---------  -----------  -----------
      Total Deductions ....................   (10,825)     (21,139)    (45,050)    (7,738)      (3,241)     (93,568)

INTERFUND TRANSFERS, NET ..................   390,894      892,762     556,998    374,388      129,998      539,092
                                            ---------  -----------  ----------  ---------  -----------  -----------

INCREASE (DECREASE) IN NET
   ASSETS AVAILABLE FOR BENEFITS ..........   595,943    1,440,964     895,273    606,765      181,537      588,283

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR ............      --           --          --         --           --           --
                                            ---------  -----------  ----------  ---------  -----------  -----------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR .................. $ 595,943  $ 1,440,964  $  895,273  $ 606,765  $   181,537  $   588,283
                                            =========  ===========  ==========  =========  ===========  ===========
                                              CORNELL
                                            CORRECTIONS,
                                                INC.
                                              COMMON        LOAN
                                               STOCK       ACCOUNT      TOTAL
                                            ------------  ---------  -----------
ADDITIONS:
   Net Investment Income (Loss) from
      Pooled Separate Accounts/Mutual Funds $       --    $    --    $   405,318
   Net Appreciation of Common Stock .......       11,442       --         11,442
   Interest ...............................        2,786       --         22,171
   Dividends ..............................        1,319       --        142,094
   Employee Contributions .................      230,586       --      1,541,143
   Employer Contributions .................      107,332       --        769,496
   Employee Rollover Contributions ........        5,004       --        117,166
                                            ------------  ---------  -----------
      Total Additions .....................      358,469       --      3,008,830

DEDUCTIONS:
   Employee benefit payments,
      withdrawals and other ...............      (51,290)   (35,188)    (686,046)
   Plan expenses ..........................         (123)      --        (67,540)
                                            ------------  ---------  -----------
      Total Deductions ....................      (51,413)   (35,188)    (753,586)

INTERFUND TRANSFERS, NET ..................      370,974     76,669         --
                                            ------------  ---------  -----------

INCREASE (DECREASE) IN NET
   ASSETS AVAILABLE FOR BENEFITS ..........      678,030     41,481    2,255,244

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR ............      333,027    230,715    3,889,241
                                            ------------  ---------  -----------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR .................. $  1,011,057  $ 272,196  $ 6,144,485
                                            ============  =========  ===========

The accompanying notes are an integral part of this financial statement.

                           CORNELL CORRECTIONS, INC.

                          401(K) PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1998

1. DESCRIPTION OF THE PLAN

GENERAL

The Cornell Corrections, Inc. 401(k) Profit Sharing Plan (the Plan) was established on January 1, 1993, and is a trusteed defined contribution plan in which generally all employees of Cornell Corrections, Inc. and its subsidiaries (the Company), are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

PLAN ADMINISTRATION AND TRUSTEE

The Plan is administered by a retirement plan committee appointed by the board of directors of the Company. The retirement plan committee gives the general directions as to investment options available to participants. Effective June 1, 1998, the retirement committee appointed Comerica Bank to replace Aetna Life Insurance and Annuity Company (Aetna) as the Plan's asset custodian and recordkeeper to hold and control the assets of the Plan in accordance with the terms of the Plan. The retirement plan committee is the trustee of the Plan.

ELIGIBILITY AND CONTRIBUTIONS

All employees except leased employees who have completed one year of service are eligible to participate in the Plan. Following the completion of one year of service, participants can enroll in the Plan quarterly.

Employees may elect to contribute from 1 percent to 15 percent of their compensation, as defined, up to the maximum allowed under Internal Revenue Service (IRS) guidelines. The Company makes matching contributions equal to 50 percent of the participants' elective deferrals for the Plan year, not to exceed 6 percent of the participants' compensation.

PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS

Each participating employee's share of the net assets of the Plan is segregated in an individual account. Participants exercise control over the types of investments made on their behalf, provided that such investments shall be invested only in investment funds designated by the retirement plan committee. Each participant may elect to invest his/her contribution and the Company's contributions made on the participant's behalf in any one or more of the investment funds.

Prior to June 1, 1998, participants could direct their accounts into the following investment options: Aetna Fixed Account, Aetna Series Money Market Fund, Aetna Series The Bond Fund, Aetna Series Balanced Growth Fund, Aetna Series Growth, Income Fund and Fidelity Advisors Equity Growth Fund and Cornell Corrections, Inc. Common Stock.

In anticipation of the change in service providers, options previously offered were liquidated and invested in the new options described below at the participant's direction. The Cornell Corrections, Inc. common stock was transferred in-kind. Effective June 1, 1998, the retirement plan committee, in conjunction with the transfer of assets to Comerica Bank, replaced existing investment options with the following investment options: Franklin Balance Sheet Investment Fund, Janus Worldwide Fund, Putnam Investors Fund A, Munder Index 500 Fund K, AIM Balanced Fund A, Munder U.S. Government Income Fund K and Munder U.S. Treasury Money Market Fund K. Cornell Corrections, Inc. Common Stock remained an investment option under Comerica Bank.

Investment income or loss is allocated monthly to a participant's account in the same ratio as the participant's investment in each fund bears to the total of all participants' investments in each fund.

VESTING

All participant contributions are 100 percent vested and nonforfeitable at all times. Participants become vested in the Company's contributions to the Plan as follows:

                YEARS OF SERVICE         PERCENT VESTED
                ----------------         --------------
                        1                      0%
                        2                      20%
                        3                      40%
                        4                      60%
                        5                     100%

FORFEITURES

Forfeitures of any employer contributions are to be used either to reduce the Company's contributions to the Plan or to pay the expenses of the Plan. As of December 31, 1998 and 1997, $8,539 and $41,428 of forfeitures are included in net assets available for Plan benefits, respectively. During the year ended December 31, 1998, $67,540 of forfeitures was utilized by the Company to pay the expenses of the Plan.

PLAN TERMINATION

The Company currently intends to continue the Plan for the benefit of its employees but reserves the right to discontinue contributions and/or terminate the Plan, subject to the provisions of ERISA. In the event of a complete termination of the Plan, the affected participants shall be fully vested in all amounts allocated to their accounts, and such amounts shall be nonforfeitable.

LOANS

A participant may borrow from the Plan up to the lesser of $50,000 or 50 percent of the participant's vested account balance with a minimum loan requirement of $1,000. The loans are secured by the participant's vested account balance. Interest is charged at the current commercial lending rate and is credited to the participant's account. The participant is entitled to no more than one loan concurrently.

PAYMENT OF BENEFITS

Benefits are payable to a participant upon separation from service, total and permanent disability, retirement or death in accordance with the aforementioned vesting schedule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for investment in pooled separate accounts, mutual funds, and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

VALUATION OF INVESTMENTS

Investments in the pooled separate accounts are stated at current value as determined by Aetna by reference to published market data. Investments in mutual funds are stated at fair value based on published market prices. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value. The net appreciation and depreciation of Plan assets is based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year.

EXPENSES

Administrative and other expenses of the Plan are to be paid by the Company or with forfeitures of the Plan.

3. FEDERAL INCOME TAXES

The Plan originally obtained a favorable determination letter from the IRS on March 8, 1994. The Plan operated under the Aetna Comprehensive Nonstandardized Safe Harbor 401(k) Profit Sharing Plan prototype document until May 31, 1998 and did not file for a new determination letter. Effective June 1, 1998 to December 31, 1998, the Plan began operating under the Comerica Prototype Cash or Deferred Profit-Sharing Plan and Trust/Custodial Account document which received a favorable determination letter on January 27, 1993. The retirement plan committee believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended. Therefore, the retirement plan committee believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1998 and 1997.


4. NONEXEMPT TRANSACTIONS

As reported on Schedule IV, certain plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting a nonexempt transactions between the Plan and the Company.

                                                                    SCHEDULE I

                           CORNELL CORRECTIONS, INC.

                          401(K) PROFIT SHARING PLAN

         ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1998

                                                                             NUMBER OF                                    CURRENT
                IDENTITY OF ISSUE/DESCRIPTION OF ASSET                     SHARES/UNITS              COST                  VALUE
                --------------------------------------                     ------------          -------------         -------------
Franklin Balance Sheet Investment Fund.....................................      16,454          $     575,505         $     519,947
Janus Worldwide Fund.......................................................      12,059                546,624               571,111
Putnam Investors Fund A....................................................      93,931              1,238,611             1,392,057
Munder Index 500 Fund K....................................................      32,455                772,697               851,627
AIM Balanced Fund A........................................................      20,479                552,041               578,109
Munder U.S. Government Income Fund K.......................................      16,699                173,676               173,836
Munder U.S. Treasury Money Market Fund K...................................     606,714                606,714               606,714
Cornell Corrections, Inc. Common Stock *...................................      51,417                832,511               976,923
Participant Loans* (interest rates ranging from 7.50% to 9.25%)............                                                  272,196
                                                                                                                       -------------
                                                                                                                       $   5,942,520
                                                                                                                       =============

* Indicates party in interest.

                                                                     SCHEDULE II

                            CORNELL CORRECTIONS, INC.

                           401(K) PROFIT SHARING PLAN

           ITEM 27(B) - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                                DECEMBER 31, 1998

                                  AMOUNT RECEIVED
                 ORIGINAL      DURING REPORTING YEAR       UNPAID                                                 AMOUNT OVERDUE
  IDENTITY OF    AMOUNT OF     ---------------------     BALANCE AT                                           ----------------------
    OBLIGOR        LOAN        PRINCIPAL    INTEREST      YEAR END       DESCRIPTION OF LOAN                  PRINCIPAL     INTEREST
  -----------    ---------     ---------    --------     ----------      -------------------                  ---------     --------
 Employee #1*                                                            Loan originated February 2,
  ###-##-####     $8,000         $  --        $  --        $8,000        1998 at 8.5%, payable in 36
                                                                         monthly payments of $253
                                                                         each, and maturing on
                                                                         February 28, 2001                     $2,027        $  503


 Employee #2*
  ###-##-####     $5,000        $  443       $  163        $4,381        Loan originated on
                                                                         September 23, 1997, at
                                                                         8.5%, payable in 48 monthly
                                                                         payments of $123 each,
                                                                         and maturing on
                                                                         October 31, 2001                      $  660        $  210

*  Indicates party in interest

                                                                    SCHEDULE III

                            CORNELL CORRECTIONS, INC.
                           401(K) PROFIT SHARING PLAN
                ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                        PURCHASE          SELLING          COST OF           NET
  IDENTITY OF PARTY INVOLVED/DESCRIPTION                              PRICE (A)(B)      PRICE (A)(B)        ASSET        GAIN/(LOSS)
----------------------------------------                              -------------     -----------       ---------      -----------
I.    SINGLE TRANSACTIONS
      Aetna Fixed Account
        Sale.........................................................  $         --     $   659,310         640,052           19,258
      Aetna Series Money Market Fund
        Sale.........................................................            --         238,640         229,700            8,940
      Aetna Series The Bond Fund
        Sale.........................................................            --         224,287         212,380           11,907
      Aetna Series Balanced Growth Fund
        Sale.........................................................            --         389,419         334,586           54,833
      Aetna Series Growth and Income Fund
        Sale.........................................................            --       1,497,127       1,216,432          280,695
      Fidelity Advisors Equity Growth Fund
        Sale.........................................................            --         639,119         556,674           82,445
      Franklin Balance Sheet Investment Fund
        Purchase.....................................................       316,851              --         316,851               --
      Janus Worldwide Fund
        Purchase.....................................................       281,276              --         281,276               --
      Putnam Investors Fund A
        Purchase.....................................................       680,880              --         680,880               --
        Purchase.....................................................       250,333              --         250,333               --
      Munder Index 500 Fund K
        Purchase.....................................................       412,543              --         412,543               --
      AIM Balanced Fund A
        Purchase.....................................................       290,159              --         290,159               --
      Munder U.S. Treasury Money Market Fund
        Purchase.....................................................     3,648,555              --       3,648,555               --
        Purchase.....................................................     1,665,748              --       1,665,748               --
        Purchase.....................................................       199,926              --         199,926               --
        Purchase.....................................................       403,475              --         403,475               --
        Purchase.....................................................       254,201              --         254,201               --
        Purchase.....................................................       245,109              --         245,109               --
        Purchase.....................................................       195,059              --         195,059               --
        Sale........................................................             --       3,648,555       3,648,555               --
        Sale........................................................             --       1,130,756       1,130,756               --
        Sale........................................................             --         446,169         446,169               --
        Sale........................................................             --         205,151         205,151               --
        Sale........................................................             --         197,529         197,529               --
      Cornell Corrections, Inc. Common Stock
        Purchase.....................................................       223,425              --         223,425               --

(a) Purchase and selling price include or are net of transactional expenses.

(b) Current value of asset on transaction date is equal to the purchase/selling price.

The above transactions represent those defined as reportable transactions by
Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Five percent of the fair market value of the Plan's assets at January 1, 1998 was used to determine those transactions requiring disclosure.

                                                                    SCHEDULE III
                                                                     (Continued)

                            CORNELL CORRECTIONS, INC.
                           401(K) PROFIT SHARING PLAN
                ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                      PURCHASE          SELLING          COST OF           NET
  IDENTITY OF PARTY INVOLVED/DESCRIPTION                            PRICE (A)(B)      PRICE (A)(B)        ASSET        GAIN/(LOSS)
----------------------------------------                            -------------     -----------    ------------    -------------
II.   SERIES OF TRANSACTIONS IN THE SAME SECURITY
      Aetna Fixed Account
        Purchases..................................................  $    142,848     $        --    $    142,848    $          --
        Sales......................................................            --         762,942         740,657           22,285
      Aetna Series Money Market Fund
        Purchases..................................................        46,539              --          46,539               --
        Sales......................................................           --          355,765         342,437           13,328
      Aetna Series The Bond Fund
        Purchases..................................................        45,119              --          45,119               --
        Sales......................................................           --          441,790         418,336           23,454
      Aetna Series Balanced Growth Fund
        Purchases..................................................       100,352              --         100,352               --
        Sales......................................................           --          416,604         357,943           58,661
      Aetna Series Growth and Income Fund
        Purchases..................................................       301,348              --         301,348               --
        Sales......................................................           --        1,616,354       1,313,305          303,049
      Fidelity Advisors Equity Growth Fund
        Purchases..................................................       243,412              --         243,412               --
        Sales......................................................           --          685,093         596,717           88,376
      Franklin Balance Sheet Investment Fund
        Purchases..................................................       657,519              --         657,519               --
        Sales......................................................           --           71,821          82,014          (10,193)
      Janus Worldwide Fund
        Purchases..................................................       588,779              --         588,779               --
        Sales......................................................           --           38,502          42,155           (3,653)
      Putnam Investors Fund A
        Purchases..................................................     1,365,394              --       1,365,394               --
        Sales......................................................           --          123,933         126,783           (2,850)
      Munder Index 500 Fund K
        Purchases..................................................       839,054              --         839,054               --
        Sales......................................................           --           67,101          66,357              744
      AIM Balanced Fund A
        Purchases..................................................       582,652              --         582,652               --
        Sales......................................................           --           29,412          30,611           (1,199)
      Munder U.S. Government Income Fund K
        Purchases..................................................       179,580              --         179,580               --
        Sales......................................................           --            5,989           5,904               85
      Munder U.S. Treasury Money Market Fund
        Purchases..................................................     7,403,538              --       7,403,538               --
        Sales......................................................           --        6,796,824       6,796,824               --
      Cornell Corrections, Inc. Common Stock
        Purchases..................................................       754,018              --         754,018               --
        Sales......................................................           --           78,890         110,748          (31,858)

(a) Purchase and selling price include or are net of transactional expenses.

(b) Current value of asset on transaction date is equal to the purchase/selling price.

The above transactions represent those defined as reportable transactions by
Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Five percent of the fair market value of the Plan's assets at January 1, 1998 was used to determine those transactions requiring disclosure.

                                                                     SCHEDULE IV

                            CORNELL CORRECTIONS, INC.

                           401(K) PROFIT SHARING PLAN

                ITEM 27(E) - SCHEDULE OF NON-EXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                          RELATIONSHIP TO PLAN,          DESCRIPTION OF TRANSACTIONS INCLUDING                            INTEREST
   IDENTITY OF              EMPLOYER OR OTHER              MATURITY DATE, RATE OF INTEREST,               AMOUNT          INCURRED
PARTY INVOLVED              PARTY IN INTEREST               COLLATERAL AND MATURITY VALUE                 LOANED          ON LOAN
-----------------         ---------------------          ---------------------------------------         ----------     ------------
     Cornell                     Employer                Lending of monies from the Plan to
Corrections, Inc.                                        the Employer (contributions not timely
                                                         remitted to the Plan) as follows:


                                                         Deemed loan dated February 23, 1998,
                                                         maturity of February 24, 1998, with
                                                         interest at 27% per annum                       $  126,380     $         93

                                                         Deemed loan dated April 21, 1998,
                                                         maturity of April 22, 1998, with
                                                         interest at 27% per annum                       $  105,328     $         78

                                                         Deemed loan dated April 21, 1998,
                                                         maturity of December 17, 1998, with
                                                         interest at 27% per annum                       $    2,034     $        362

                                                         Deemed loan dated March 20, 1998,
                                                         maturity of December 17, 1998, with
                                                         interest at 27% per annum                       $    3,009     $        605

                                                         Deemed loan dated May 21, 1998,
                                                         maturity of May 22, 1998, with
                                                         interest at 27% per annum                       $  103,607     $         77

                                                         Deemed loan dated June 19, 1998,
                                                         maturity of October 8, 1998, with
                                                         interest at 27% per annum                       $   21,281     $      1,747

                                                         Deemed loan dated July 22, 1998,
                                                         maturity of December 9, 1998, with
                                                         interest at 27% per annum                       $    3,417     $        354

(a) Interest amount of $3,316 was remitted to the Plan by the Employer on June 29, 1999.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                  CORNELL CORRECTIONS, INC.


Date: June 29, 1999                          By:  /S/ PAT PERRIN
                                                  Pat Perrin
                                                  Chief Administrative Officer
                                                  and Plan Administrator

                               INDEX TO EXHIBITS

23.1  Written Consent of Arthur Andersen LLP Dated June 29, 1999.